January 5, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Vanessa Robertson and Kevin Vaughn
Re:     ImmunityBio, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed on March 1, 2022
File No. 001-37507
Dear Ms. Robertson and Mr. Vaughn:
This letter is submitted on behalf of ImmunityBio, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 1, 2022 (the “10-K”), as set forth in the Staff’s letter dated December 20, 2022 to David Sachs, Chief Financial Officer of the Company (the “Comment Letter”).
For your convenience, the Company has set forth below the Staff’s comment in italics, followed by the Company’s response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, pages 118 and 120
1.You disclose on page 118 that you track outsourced development costs by product candidate or development program, but you do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or development programs. Please revise your future filings to quantify the research and development costs tracked separately during each period presented for each of your key research and development projects. For example, based on your disclosures on page 120, it appears that you track external costs related to your Anktiva and COVID-19 programs separately. For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. quantify by nature or type of expense). The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.
ImmunityBio, Inc.
3530 John Hopkins Court San Diego CA 92121
Office: +1-858-633-0300 Email: info@ImmunityBio.com

Securities and Exchange Commission
January 5, 2023

Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company currently does not have the ability to track research and development costs in sufficiently reliable detail to disclose such expenses by product candidate or development program. The Company is a diversified pre-commercial discovery company where potential product candidates are pooled and compete for resources as they progress through the research and development pipeline. Additionally, a majority of the current research and development conducted by the Company is based on earlier stage data and the Company respectfully submits that to track and disclose these costs on a product-by-product basis would be burdensome, speculative and could be potentially misleading to investors. The Company has historically tracked material outsourced development costs for certain potential product candidates and development programs. However, as the Company has continued to grow in complexity as a combined company post-merger, and expanded on its foundation of multiple immunotherapy and cell therapy platforms in an effort to orchestrate and combine therapies to act collectively on the entire immune response, the increasing complexity of the Company’s outsourced research and development costs renders tracking such costs impractical. The Company’s outsourced research and development costs are currently shared among various potential product candidates and programs at different stages of development, often across multiple target indications in a combinatorial approach, which does not give the Company the ability to track these outsourced development costs by specific potential product candidates or programs in a reliable manner. In future filings, the Company will clarify the extent to which it tracks, and does not track, research and development expense by product candidate or program.
The Company respectfully advises the Staff that the Company classifies its research and development expenses as either external or internal. The Company’s external research and development expenses support its various preclinical and clinical programs. The Company’s internal research and development expenses include payroll and benefits expenses, facilities and equipment expense, and other indirect research and development expenses incurred in support of its research and development activities. The Company’s external and internal resources are not directly tied to any one research or drug discovery program and are typically deployed across multiple programs and, as such, the Company does not have the ability to allocate personnel costs, other internal costs, or external costs to specific product candidates or development programs, as described above.

Securities and Exchange Commission
January 5, 2023

Further, the Company respectfully advises the Staff that, in addition to its existing tabular disclosure regarding the Company’s results of operations (which include research and development expenses) and a discussion of research and development expenses across periods, the Company intends to include the following disclosure in its future periodic reports to provide additional detail about its external and internal research and development expenses:
Research and Development Expenses
Research and development expenses were $[ ] for the [period] ended [date], compared to $[ ] for the [period] ended [date]. The following table summarizes our research and development expenses for the [period] ended [date] and [date], together with the changes in those items in dollars (in thousands):

[Year] [X months] Ended [Date]

	[Year]	[Year]	Change

External research and development expenses	$—	$—	$—
Internal research and development expenses:	—	—	—
Personnel-related costs	—	—	—
Equipment, depreciation, and facility costs	—	—	—
Other research and developments costs	—	—	—
Total internal research and development expenses	—	—	—
Total research and development expenses	$—	$—	$—
The [increase] [decrease] of approximately $— million was primarily attributable to the following:
•$— million of [increased] [decreased] external research and development expenses, primarily related to [ ];
•$— million of [increased] [decreased] personnel-related costs, primarily related to [ ];
•$— million of [increased] [decreased] equipment, depreciation, and facility costs, primarily related to [ ]; and
•$— million of [increased] [decreased] other research and development costs, primarily related to [ ].

Securities and Exchange Commission
January 5, 2023

* * * * *
Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (858) 633-0300 or via email at Jason.Liljestrom@ImmunityBio.com.

Sincerely,

/s/ Jason Liljestrom

Jason Liljestrom
General Counsel and Secretary

cc:	David Sachs, Chief Financial Officer, ImmunityBio, Inc.
Regan Lauer, Chief Accounting Officer, ImmunityBio, Inc.
Martin J. Waters, Esq., Wilson Sonsini Goodrich & Rosati